UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ---------------

                                  VAXGEN, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922390208
                                 (CUSIP Number)

William D. Savoy                            Gail J. Gordon
Vulcan Ventures Incorporated                Foster Pepper & Shefelman PLLC
110-110th Avenue N.E., Suite 550            1111 Third Avenue, Suite 3400
Bellevue, WA  98004                         Seattle, WA  98101
(206) 453-1940                              (206) 447-4400

     (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  June 29, 1999
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note:Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
     See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  922390208               13D               Page   2   of   12   Pages

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-------- ---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated
-------- ---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY                              -0- shares
           EACH
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER
                                                     871,158 - shares  (1)

                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                                     -0- shares

                            ------ --------------------------------------------
                             10    SHARED   DISPOSITIVE  POWER
                                                     871,158 shares (1)

--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   871,158 shares  (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.1%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ---------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.   922390208           13D                 Page   3   of   12   Pages

-------------------------------------------------------------------------------


--------------- ---------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Paul G. Allen
--------------- ---------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                     (b) |_|

--------------- ---------------------------------------------------------------
      3         SEC USE ONLY


--------------- ---------------------------------------------------------------
      4         SOURCE OF FUNDS*

                         AF
--------------- ---------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------------- ---------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States of America
--------------- ---------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY                                         -0- shares
              EACH
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER
                                                              871,158 shares (1)

                                   ------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                                              -0- shares

                                   ------- ------------------------------------
                                     10      SHARED  DISPOSITIVE POWER
                                                              871,158 shares (1)

---------------------------------- ------- ------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         871,158 shares  (1)
--------------- ---------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*


--------------- ---------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.1%
--------------- ---------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
--------------- ---------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement relates to the common stock, $0.01 par value per share, of VaxGen, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1000 Marina Boulevard, Suite 200, Brisbane, California 94005. Amounts stated in this statement reflect a one-for-two reverse split of the number of shares of common stock issued and outstanding effective April 9, 1999.

Item 2.  Identity and Background

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

                  Paul  G.  Allen,  Vulcan  Ventures  Incorporated,  110 - 110th
         Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                  William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

               Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

                  Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

         Vulcan Ventures acquired 263,158 shares of the Issuer's common stock from the Issuer in a private transaction in November 20, 1998. Vulcan Ventures purchased an additional 600,000 shares of the common stock at the public offering price of $13.00 per share in the Issuer's initial public offering on June 29, 1999. Vulcan Ventures purchased another 8,000 shares at $17.75 per share on the Nasdaq Stock Market through Prudential Securities Incorporated on July 12, 1999. Vulcan Ventures funded its purchases of the common stock from its own working capital. None of the funds used to purchase the common stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

Item 4.  Purpose of Transaction

         Vulcan Ventures and Mr. Allen acquired the securities reported in this statement for investment purposes. Vulcan Ventures or Mr. Allen may purchase additional shares of common stock from time to time, depending on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures and Mr. Allen may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

         Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (iv) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (v) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vi) any similar action.

Item 5.  Interest in Securities of the Issuer

         Vulcan Ventures and Mr. Allen beneficially own 871,158 shares of the Issuer's common stock. These shares represent approximately 8.1% of the shares of the class outstanding based upon 10,785,161 shares outstanding as of June 29, 1999, including 3,100,000 shares issuable in the Issuer's initial public offering, but excluding 465,000 subject to the underwriters' overallotment option. Vulcan Ventures and Mr. Allen share the power to vote and to direct the vote of, and the power to dispose and to direct the disposition of, all 871,158 shares.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

         Except as set forth in Item 3 of this statement, the first paragraph of which is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Under a Registration Rights Agreement by and among the Issuer, Vulcan Ventures and certain other of the Issuer's stockholders entered in connection with the Issuer's 1998 common stock offering, the holders of 40% or more of the registrable securities, including the shares of common stock beneficially owned by Vulcan Ventures are entitled to demand that the Issuer register their registrable securities under the Securities Act of 1933, as amended. The Issuer is not required to effect more than two registrations pursuant to such demand registration rights. The holders of the registrable securities are entitled to require the Issuer to include their registrable securities in future registration statements that the Issuer may file. The Issuer is not required to effect more that three registrations pursuant to such piggyback registration rights. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. In addition, holders of all of these shares are restricted from exercising their demand rights until one year has elapsed from June 29, 1999, the effective date of the Issuer's initial public offering. The Issuer generally is required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         Vulcan Ventures has agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of common stock during the period ending 180 days after June 29, 1999, the date of the prospectus in the Issuer's initial public offering, without the consent of Prudential Securities Incorporated on behalf of the underwriters.

         Except as set forth in Item 4 of this statement and this Item 6, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material To Be Filed as Exhibits.

         Exhibit           Description

             1             Joint Filing Agreement

             2             Form of Lock-up Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VULCAN VENTURES INCORPORATED



         July 12, 1999             By: /s/William D. Savoy
--------------------------------      -----------------------------------------
(Date)                                William D. Savoy, Vice President


         July 12, 1999                  /s/ Paul G. Allen
------------------------------------   ----------------------------------------
 (Date)                                              Paul G. Allen

                                  EXHIBIT INDEX

                                                                Sequential
         Exhibit           Description                           Page No.

             1             Joint Filing Agreement                  10

             2             Form of Lock-up Agreement               11